UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

  Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hemisphere Media Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42365Q103

(CUSIP Number)

Gabriel Brener 421 N. Beverly Drive, Suite 300 Beverly Hills, CA 90210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 42365Q103

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Azteca Acquisition Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,732,000(1) (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,732,000(1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,732,000(1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes (a) 315,152 and (b) 104,000 shares of Class A Common Stock subject to forfeiture in the event the closing sales price of the Class A Common Stock does not equal or exceed $15.00 per share for any 20 trading days within at least one 30-trading day period within 36 and 60 months, respectively, of April 4, 2013.

SCHEDULE 13D/A

CUSIP No. 42365Q103

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brener International Group, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,018,611(1) (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,018,611(1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,611(1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Consists of (i) 7,500 shares of Class A Common Stock directly held by Brener International Group, LLC (“BIG”), and (ii) 1,011,111 shares of Class A Common Stock issuable upon the exercise of 2,022,222 warrants of the Issuer directly held by BIG.

SCHEDULE 13D/A

CUSIP No. 42365Q103

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brener, Gabriel
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,486(1) (See Item 5)
	8	SHARED VOTING POWER 2,751,011(2) (See Item 5)
	9	SOLE DISPOSITIVE POWER 15,486(1) (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,751,011(2) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,766,497(1)(2) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of 15,486 shares of Class A Common Stock directly held by Mr. Brener.
(2)	Consists of (i) 1,732,000 shares of Class A Common Stock directly held by Azteca Acquisition Holdings, LLC, (ii) 7,500 shares of Class A Common Stock directly held by BIG, (iii) 1,011,111 shares of Class A Common Stock issuable upon the exercise of 2,022,222 warrants of the Issuer directly held by BIG, and (iv) 400 shares of Class A Common Stock held by Mr. Brener’s minor children.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D amends and restates the corresponding items in the Schedule 13D (the “Original Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 15, 2013 by (i) Azteca Acquisition Holdings, LLC, a Delaware limited liability company (“AAH”), (ii) Brener International Group, LLC, a Delaware limited liability company (“BIG”), and (iii) Gabriel Brener, an individual (together with AAH, the “Reporting Persons”), as specifically set forth herein, and except as otherwise specified in this Amendment No. 1, all other items of the Original Schedule 13D remain unchanged in all material respects. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended by the addition of the following information:

On May 7, 2015, certain stockholders of the Issuer, including AAH, entered into an Underwriting Agreement (the “Underwriting Agreement”) with RBC Capital Markets, LLC, as representative of the several underwriters named in Schedule II thereto (the “Underwriters”), pursuant to which, among other matters, AAH sold 140,000 shares of Class A Common Stock to the Underwriters, at a price of $11.28 per share, in a registered underwritten secondary public offering by certain stockholders of the Issuer (the “Offering”). A registration statement relating to the Offering has been filed with, and was declared effective on May 7, 2015 by, the Commission. The Offering closed on May 13, 2015. Following the closing of the Offering, AAH beneficially owns directly 1,732,000 shares of Class A Common Stock.

In connection with the Offering, the Issuer, the executive officers and directors of the Issuer, and certain stockholders of the Issuer, including AAH, entered into lock-up agreements with the Underwriters that prohibit, during the period ending 90 days after the date of the Underwriting Agreement, subject to extension (the “Lock-Up Period”), (i) directly or indirectly, including the filing (or participation in the filing) of a registration statement in respect of, or establishing or increasing a put equivalent position or liquidating or decreasing a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, any shares of Class A Common Stock or any securities convertible into, or exercisable, or exchangeable for, shares of Class A Common Stock or shares of any class of capital stock of the Issuer or any securities convertible into, or exercisable, or exchangeable for, any of the foregoing; or (ii) publicly announcing an intention to do any of the foregoing.

The lock-up agreements also apply to any sale of locked up shares upon exercise of any options to purchase shares of any class of the Issuer’s common stock and are subject to certain exceptions, including, among others: (i) sales of Class A Common Stock to the Underwriters in the Offering, (ii) the issuance and sale of Class A Common Stock pursuant to any employee stock option plan, stock ownership plan or dividend reinvestment plan of the Issuer in effect as of the date of the Underwriting Agreement, (iii) issuances of shares of any class of the Issuer’s common stock issuable upon the conversion of securities or the exercise of outstanding warrants, (iv) issuances of shares of Class A Common Stock in connection with acquisitions and joint ventures and employee benefit plans assumed in connection with acquisitions, subject to certain limitations, and (v) the filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to stock plans or any assumed employee benefit plans in connection with acquisitions the Issuer may make.

Notwithstanding the foregoing, if (x) during the last 17 days of the Lock-Up Period the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs, or (y) prior to the expiration of the Lock-Up Period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, the foregoing restrictions shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The Issuer will provide the Underwriters and each individual subject to the Lock-Up Period pursuant to the lock-up provisions with prior notice of any such announcement that gives rise to an extension of the Lock-Up Period.

AAH will be bound by the foregoing restrictions for the duration that such restrictions remain in effect at the time of transfer subject to certain exceptions.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

All shares that may be deemed to be beneficially owned by the Reporting Persons as reported on this Amendment No. 1 are Class A Common Stock. All calculations of percentages set forth herein are based on a total of 15,009,004 shares of Class A Common Stock outstanding as of May [10], 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (the “2015 First Quarter Form 10-Q”) filed with the Commission on May 12, 2015 (and do not include 30,027,418 shares of the Issuer’s Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), outstanding as of May [10], 2015, as reported in the 2015 First Quarter Form 10-Q). The Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis at the option of the holder. All shares of Class A Common Stock and Class B Common Stock vote together as a single class, and each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

(a)	As of the date of this Amendment No. 1, AAH is the direct holder of 1,732,000 shares of Class A Common Stock, representing approximately (i) 11.5% of all outstanding shares of Class A Common Stock, (ii) 3.8% of all outstanding shares of the Issuer’s capital stock (consisting of all shares of Class A Common Stock and Class B Common Stock), and (iii) 0.5% of the total voting power of all outstanding shares of the Issuer’s capital stock.

As of the date of this Amendment No. 1, BIG is the beneficial owner of an aggregate of 1,018,611shares of Class A Common Stock, consisting of (i) 7,500 shares of Class A Common Stock directly held by BIG, and (ii) 1,011,111 shares of Class A Common Stock issuable upon the exercise of 2,022,222 warrants of the Issuer directly held by BIG. Assuming the exercise of all warrants directly held by BIG to purchase shares of Class A Common Stock, the 1,018,611 shares of Class A Common Stock beneficially owned by BIG represent approximately (x) 6.8% of all outstanding shares of Class A Common Stock, (y) 2.3% of all outstanding shares of the Issuer’s capital stock (consisting of all shares of Class A Common Stock and Class B Common Stock), and (z) 0.3% of the total voting power of all outstanding shares of the Issuer’s capital stock.

As of the date of this Amendment No. 1, Mr. Brener may be deemed to be the beneficial owner of an aggregate of 2,766,497 shares of Class A Common Stock, consisting of (i) 15,486 shares of Class A Common Stock directly held by Mr. Brener, (ii) 1,732,000 shares of Class A Common Stock directly held by AAH, (iii) 7,500 shares of Class A Common Stock directly held by BIG, (iv) 1,011,111 shares of Class A Common Stock issuable upon the exercise of 2,022,222 warrants of the Issuer directly held by BIG, and (v) 400 shares of Class A Common Stock held by Mr. Brener’s minor children. Assuming the exercise of all warrants that may be deemed to be held by Mr. Brener to purchase shares of Class A Common Stock, the 2,766,497 shares of Class A Common Stock that may be deemed to be held by Mr. Brener represent approximately (x) 18.4% of all outstanding shares of Class A Common Stock, (y) 6.1% of all outstanding shares of the Issuer’s capital stock (consisting of all shares of Class A Common Stock and Class B Common Stock), and (z) 0.9% of the total voting power of all outstanding shares of the Issuer’s capital stock.

(b)	Mr. Brener is the sole member and a director of AAH. As such, AAH has shared power with Mr. Brener to vote or direct the vote, and dispose or direct the disposition of, the 1,732,000 shares of Class A Common Stock directly held by AAH.

Mr. Brener is also the manager of BIG, which is manager managed. As such, BIG has (i) shared power with Mr. Brener to vote or direct the vote, and to dispose or direct the disposition of, the 7,500 shares of Class A Common Stock directly held by BIG, and (ii) shared power with Br. Brener to vote or direct the vote, and to dispose or direct the disposition of, the 1,011,111 shares of Class A Common Stock issuable upon the exercise of 2,022,222 warrants of the Issuer directly held by BIG.

Accordingly, Mr. Brener has (i) sole power to vote or direct the vote, and to dispose or direct the disposition of, the 15,486 shares of Class A Common Stock directly held by him, (ii) shared power with AAH to vote or direct the vote, and to dispose or direct the disposition of, the 1,732,000 shares of Class A Common Stock directly held by AAH, (iii) shared power with BIG to vote or direct the vote, and to dispose or direct the disposition of, the 7,500 shares of Class A Common Stock directly held by BIG, (iv) shared power with BIG to vote or direct the vote, and to dispose or direct the disposition of, the 1,011,111 shares of Class A Common Stock issuable upon the exercise of 2,022,222 warrants of the Issuer directly held by BIG, and (v) shared power with his minor children to vote or direct the vote, and to dispose or direct the disposition of, the 400 shares of Class A Common Stock held by Mr. Brener’s minor children.

(c)	The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by reference into this Item 5(c).

(d)	Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported by this Amendment No. 1.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended by the addition of the following materials:

Exhibit F –	Joint Filing Agreement, dated May 13, 2015.

Exhibit G –	Form of Underwriting Agreement, among the Issuer, certain stockholders of the Issuer, including AAH, and RBC Capital Markets, LLC, as representative of the several underwriters named in Schedule II thereto (incorporated herein by reference to Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-4 filed with the Commission on May 4, 2015 (File No.: 333-203223)).

Exhibit H –	Form of Lock-Up Agreement, among RBC Capital Markets, LLC, as representative of the several underwriters, and Gabriel Brener and AAH (incorporated herein by reference to Exhibit A to Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-4 filed with the Commission on May 4, 2015 (File No.: 333-203223)).

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2015	Azteca Acquisition Holdings LLC

	By:	/s/ Gabriel Brener
Name: Gabriel Brener
Title: Sole Member

Brener International Group, LLC

	By:	/s/ Gabriel Brener
Name: Gabriel Brener
Title: Manager

/s/ Gabriel Brener
Gabriel Brener

EXHIBIT F

SCHEDULE 13D JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Amendment No. 1 to Schedule 13D to which this joint filing agreement is attached, with respect to the Class A Common Stock, par value $0.0001 per share, of Hemisphere Media Group, Inc., a Delaware corporation, is, and any further amendments thereto signed by each of the undersigned shall be, jointly filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: May 13, 2015	Azteca Acquisition Holdings LLC

	By:	/s/ Gabriel Brener
Name: Gabriel Brener
Title: Sole Member

Brener International Group, LLC

	By:	/s/ Gabriel Brener
Name: Gabriel Brener
Title: Manager

/s/ Gabriel Brener
Gabriel Brener